Exhibit 107

EX-FILING FEES

Calculation of Filing Fee Table

SC TO-I

(Form Type)

PGIM Private Credit Fund

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction	Fee rate	Amount of Filing
	Valuation		Fee
Fees to be Paid	$6,080,334.96	0.0001531	$930.90
Fees Previously Paid	$0.00		$0.00
Total Transaction Valuation	$6,080,334.96
Total Fees Due for Filing			$930.90
Total Fees Previously Paid			$0.00
Total Fee Offsets			$0.00
Net Fee Due			$930.90